September 24, 2014

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	Cole Real Estate Income Strategy (Daily NAV), Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 28, 2014

File No. 333-186656

Dear Mr. Woody:

We are writing in response to your letter dated September 11, 2014, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) of Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”). For your convenience, your comments are restated in italics prior to the Company’s responses to the comments below.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 60

1.	We note that your results of operations reflect significant increases in most categories due to acquisitions during 2013. From reading your results of operations an investor would not be able to figure out how much of your revenue and expenses are from same store operations and how much is from acquisition and new development. It appears that nearly a third of your properties would meet the same store criteria and we believe this would be beneficial disclosure to an investor. Please tell us why you do not include disclosure of same store operations.

Given the Company’s rapid and consistent growth through the acquisitions of properties in each year since its commencement of operations following its initial public offering and due to the relative proportion of results of operations of new acquisitions compared to results of operations of the Company’s existing portfolio, the Company does not believe that including a discussion of same store operations would have been meaningfully helpful to investors. In addition, the Company submits that the properties in which it invests are generally subject to long term, net leases with a single tenant. Such properties generally do not experience significant variances in revenues over time, with the exception of contractual rent increases that are required to be straight-lined for GAAP financial reporting purposes. Therefore, we will continue to reassess the Company’s same store operations each quarter, and, to the extent such comparisons become meaningful to investors in the future, we intend to incorporate the appropriate disclosures at such time.

Mr. Kevin Woody

Securities and Exchange Commission

September 24, 2014

Note 4 – Real Estate Assets

2013 Property Acquisitions, Page F-15

2.	We note that during 2013, you acquired 22 properties for an aggregate of $70.5 million. We also note, from your Schedule III, that some of the properties have the same date acquired and that several were acquired within a short period of time. Please clarify if there were any transactions in which more than one property was acquired or if any transactions were similarly related. If so, please tell us how you assessed materiality and the need for financial statements pursuant to Rule 3-14 of Regulation S-X.

The Company confirms that there were certain transactions during 2013 whereby the Company acquired more than one property or determined that multiple transactions involved the acquisition of properties that were related. At the time of each acquisition during 2013, the Company assessed whether financial statements were required pursuant to Rule 3-14 of Regulation S-X (“Rule 3-14”). The Company assesses the need to aggregate related properties in accordance with the Staff’s guidance in Note 2 to Section 2310.1 of the Division of Corporation Finance Reporting Manual (the “Reporting Manual”). Specifically, if the properties are under common control or management, the acquisition of one property is conditioned on the acquisition of each of the other properties or each acquisition is conditioned on a single common event, the Company aggregates the transactions and assesses materiality and the need for financial statements under Section 2325.3 of the Reporting Manual. After assessing each 2013 portfolio acquisition and acquisitions of related properties, the Company determined that none of these acquisitions were significant and therefore the Company submits that no Rule 3-14 financial statements were required in connection with such 2013 acquisitions.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (602) 716-8809.

Sincerely,

/s/ Simon J. Misselbrook

Simon J. Misselbrook

Chief Financial Officer and Treasurer

cc:	David H. Roberts

Goodwin Procter LLP